Bank of America Merrill Lynch

135 S. LaSalle Street Suite 1625
Chicago, IL 60603-4159
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Administrator:

Dimitrios Kostopoulos 312.992.2834
dimitrios.kostopoulos@baml.com

Reporting Package Table of Contents

Issue Id:	SAT00104
Monthly Data File Name:	SAT00104_200603_3.ZIP

	Page(s)
Statements to Certificateholders	Page 2
Other Related Information	Page 3
Other Related Information	Page 4
Cash Reconciliation Summary	Page 5
Bond Interest Reconciliation	Page 6
Realized Loss Detail	Page 7
Collateral Realized Loss	Page 8
Rating Information	Page 9
US Bank Disclaimer	Page 10

Closing Date:	5-Jun-01
First Payment Date:	1-Sep-01

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

Bank of America Merrill Lynch   www.etrustee.net

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

WAC: 33.723100%

Grantor Trust

Class CUSIP	Original Face Value (1) Factor per $ 1	Opening Balance Factor per $ 1	Principal Payment Factor per $ 1	Principal Adj. or Loss Factor per $ 1	Negative Amortization Factor per $ 1	Closing Balance Factor per $ 1	Interest Payment (2) Factor per $ 1	Interest Adjustment Factor per $ 1	Pass-Through Rate Next Rate(3)
UNIT 80409T204	27,546,000.00	27,546,000.00 1.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	27,546,000.00 1.000000000	1,274,002.50 0.046250000	0.00 0.000000000	9.2500000000% Fixed
Total	27,546,000.00	27,546,000.00	0.00	0.00	0.00	27,546,000.00	1,274,002.50	0.00	

Total P&I Payment	1,274,002.50

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

23-Aug-2011 - 11:39 (G692) © 2006 Bank of America Corporation

Page 2 of 10

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Other Related Information

Swap Information

Swap Recipients	Swap Amount Received	Next Swap Rate
Series 2001-4	0.00	0.0000%

Underlying Information

Name	Cummins Engine Company 5.65% Debentures due March 1, 2098
Cusip	231021AK2
Balance	$45,334,000.00
Current Rate	5.650%
Next Rate	5.650%
Amount Received	$1,280,685.50
Ratings Moody/S&P/Fitch	Ba1/BBB-/BB+

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	1,274,002.50
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Modification Shortfall Amount	0.00
Less Other Adjustment	0.00
Total	1,274,002.50
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	0.00
Total	0.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	1,274,002.50
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	0.00
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	0.00
Total Interest Due Certs	1,274,002.50

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	1,274,002.50
Remittance P&I Due Certs	1,274,002.50

Pool Balance Summary

	Balance	Count
Beginning Pool	45,334,000.00	1
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	45,334,000.00	1

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Bond Interest Reconciliation

Class	Accrual Method	Accrual Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
UNIT	30/360	180	9.2500000000%	1,274,002.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,274,002.50	1,274,002.50	0.00	0.00	0.00%	0.00%
				1,274,002.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,274,002.50	1,274,002.50	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.

(2) Accrued - Deductions + Additions Interest

(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.

(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss
Current Total										
Cumulative										

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

Bank of America Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Bond/Collateral Realized Loss Reconciliation

Prospectus ID	Period	Beginning Balance of the Loan at Liquidation	Aggregate Realized Loss on Loans	Prior Realized Loss Applied to Certificates	Amounts Covered by Overcollateralization and other Credit	Interest (Shortages)/ Excesses applied to Realized Losses	Modification Adjustments/Appraisal Reduction Adjustment	Additional (Recoveries)/ Expenses applied to Realized Losses	Current Realized Loss Applied to Certificates*	Recoveries of Realized Losses paid as Cash	(Recoveries)/ Realized Loss Applied to Certificate Interest
				A	B	C	D	E			

Cumulative

*In the Initial Period the Current Realized Loss Applied to Certificates will equal Aggregate Realized Loss on Loans - B - C - D + E instead of A - C - D + E

Description of Fields

A	Prior Realized Loss Applied to Certificates
B	Reduction to Realized Loss applied to bonds (could represent OC, insurance policies, reserve accounts, etc)
C	Amounts classified by the Master as interest adjustments from general collections on a loan with a Realized Loss
D	Adjustments that are based on principal haircut or future interest foregone due to modification
E	Realized Loss Adjustments, Supplemental Recoveries or Expenses on a previously liquidated loan

Bank of America
Merrill Lynch

Structured Asset Trust Unit Repackagings (SATURNS)
Cummins Engine Debenture Backed
Series 2001-4

Revised Date: 23-Aug-11
Payment Date: 01-Mar-06
Prior Payment: 01-Sep-05
Next Payment: 01-Sep-06
Record Date: 15-Aug-06

Rating Information

Class	CUSIP	Original Ratings			Current Ratings/As of Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
UNIT	80409T204		Baa3	BBB		Ba1 10/25/05	BBB- 8/3/05

NR - Designates that the class was not rated by the rating agency.

(1) Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

Revised Date:	23-Aug-11
Payment Date:	01-Mar-06
Prior Payment:	01-Sep-05
Next Payment:	01-Sep-06
Record Date:	15-Aug-06

Disclaimer

On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.